Exhibit 6.8

Export Distribution Agreement

THIS AGREEMENT made on this day of 01-Mar-18 (date) by and between Innovo Technology Inc a publicly traded corporation, incorporated in the United States of America located at 26060 Acero Suite 207, Mission Viejo, CA 92619, USA, hereinafter referred to as “Principal” and

DISTRIBUTOR NAME: Indigo Distribution

DISTRIBUTOR ADDRESS: 79 Dunlop Commercial Park, Balloo Link, Bangor BT19 7HJ

Hereinafter referred to as “Distributor” is as follows:

1.	Appointment and Acceptance: Principal appoints Distributor as a selling Distributor to sell products in the specific geographic territory as specified in Schedule A.

2.	Territory: Principal appoints Distributor as a selling Distributor to sell products in the specific geographic territory as specified in Schedule A.

3.	Authorized Brands to Distribute: Principal manufactures products under multiple trade names. Under the terms of this agreement Distributor is authorized to purchase from Principal and re-sell only the specific brands stated in Schedule A.

4.	Market Areas: Principal appoints Distributor as a selling Distributor to sell products in specific market areas as specified in Schedule A.

5.	Export Information and Delivery Conditions

a.	Product Shipments are Ex Works USA

b.	Shipment date following receipt of funds: Varies with size of order and product mix.

c.	Payment terms: Cash in advance unless notified otherwise in writing by Principal.

d.	Credit limit: $0 unless notified otherwise in writing by Principal.

e.	Shipment method: To be specified by Distributor.

f.	Prices: Refer to appropriate current Confidential Morpheus AV Export Distributor Price List.

g.	All warranty issues will be dealt with on a case by case basis between the distributor and Morpheus AV.

6.	Annual Sales Goal: The parties agree the twelve-month sales goal for the period beginning on:

01-Jan-18 is $15,000. This goal is subject to review every six months.

7.	Terms of Sale: All sales to Distributor shall be at prices and terms established by the Principal. Principal shall have the right, in its sole discretion from time to time to establish, change, alter, or amend prices and other terms and conditions of sale. Principal shall also have the right to discontinue the manufacture of certain products.

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8.	Distributor’s Relationship and Conduct of Business

a.	Distributor shall conduct all of its business in its own name and in such manner as it may see fit subject to Principal’s policies. Distributor shall pay all expenses related to its office and activities, and be responsible for the acts and expenses of its employees.

b.	Distributor shall have the privilege of representing other companies, providing their products do not conflict with the products of the Principal. The determination of whether other companies’ product conflict with that of the Principal shall be made solely by the Principal.

c.	Nothing in this Agreement shall be construed to appoint the Distributor as the employee or agent of the Principal, nor shall either party have any authority to bind the other in any respect; it being intended that each shall remain an independent contractor responsible only for its own actions.

d.	Distributor shall not, without Principal’s prior written approval, make representations or guarantees concerning Principal’s products that go beyond Principal’s standard product specifications and descriptions.

e.	Distributor shall abide by Principal’s policies and communicate same to the Distributor’s customers.

f.	Principal shall be solely responsible for its design, development, supply, production, and performance of its products and the protection of its trade names. Distributors shall be solely responsible for any claims arising because of misinformation provided by the Distributor.

g.	Principal shall furnish Distributor with sales and marketing materials (in English) in electronic form such as promotional materials, images, data sheets, press releases, etc. necessary for the proper promotion and sales of its products in the territory. Distributor is responsible for any required translating and/or printing of these materials.

h.	Distributor shall not create or commission any web presence that uses the name or any part of the name MorpheusAV without prior written consent of Principal.

9.	OEM Business: Principal reserves the right to conduct OEM business in the geographic territory specified in Schedule A of this agreement without the involvement of, or obligation to Distributor. OEM business is defined as the sale of software and/or hardware and/or services to which the trade name Morpheus is NOT applied.

10.	Terms of Agreement and Termination: This AGREEMENT shall be effective on 01-Jan-18 and shall continue for one year until 01-Jan-19. This AGREEMENT may be terminated by either party giving thirty (30) days written notice to the other. The AGREEMENT is automatically renewed for a period of one (1) year on the anniversary date unless one party notifies the other, in writing, thirty (30) days prior to automatic renewal. Upon termination of this AGREEMENT for any reason, Distributor shall, regardless of when orders are shipped, be entitled to: Products purchased on all orders calling for a shipment to Distributor’s territory, if the shipment date AND the products are available from Principal prior to the effective date of termination. Payment terms, after termination of this agreement, for open purchase orders, shall be via pre payment terms. Products in transit and in the possession of the distributor will remain the property of the distributor in the event of termination of this agreement. Principal bears no responsibility to accept return of stock.

11.	General: This AGREEMENT contains the entire understanding of the parties, shall supersede any oral, or written agreements and shall inure to the benefit of Principal’s successors and assigns. It may not be modified in any way without the written consent of both parties. Distributor shall not have the right to assign this AGREEMENT in whole or in part without Principal’s written consent.

12.	Venue: This AGREEMENT shall be construed according to the laws of the State of California, USA IN WITNESS WHEREOF, the, parties hereto have executed this AGREEMENT the day and year first above written in multiple counterparts, each of which shall be considered an original.

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IN WITNESS WHEREOF, the, parties hereto have executed this AGREEMENT the day and year first above written in multiple counterparts, each of which shall be considered an original.

PRINCIPAL:		DISTRIBUTOR

Signature:	/s/ Inas Azzams	Signature:	/s/ Matthew Booth

Date:	1/1/2018	Date:	1/1/2018

Name:	Inas Azzam	Name:	Matthew Booth

Title:	CEO	Title:	GM

Schedule A
Territory	Brands	Markets
United Kingdom and Ireland	Morpheus AV	Commercial:	☒ Authorized ☐ Not Authorized
		Retail:	☒ Authorized ☐ Not Authorized
		Custom Integration:	☒ Authorized ☐ Not Authorized